THE BLACKHAWK FUND
1802 N. Carson Street, Suite 212
Carson City, NV 89701

July 2, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: John Zitko, Esq.

Re:	The Blackhawk Fund (the “Company”)
Registration Statement on Form SB-2
SEC File No. 333-142051

Dear Mr. Zitko:

The Blackhawk Fund, a Nevada corporation (the “Company”), hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form SB-2 (File No. 333-142051) (the “Registration Statement”), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 11, 2007. This request has been filed because the Company has determined that it will not proceed with the Investment Agreement with Private Equities Fund, II, LP. As such, the Company will not be issuing any shares of its common stock under the Investment Agreement and there will be no shares to be registered pursuant to the Registration Statement. No shares of common stock were sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this request for withdrawal, please contact Marc A. Indeglia of Indeglia & Carney, counsel for the Company, at (949) 679-9545.

Very truly yours,

/s/ Frank Marshik

Frank Marshik
President
cc: Marc A. Indeglia, Esq.